SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2011

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Petrobras Prices Global Notes

Rio de Janeiro, December 01, 2011 – Petróleo Brasileiro S.A. – Petrobras announces the pricing of 6-year, and 10-year Global Notes issued by its wholly-owned subsidiary Petrobras International Finance Company (“PifCo”) and unconditionally and irrevocably guaranteed by Petrobras in a dual-tranche SEC-registered offering.

The terms of the 2018 Notes are as follows:

•     Issue: 4.875% PifCo Global Notes due 2018

•     Amount: EUR 1,250,000,000

•     Coupon: 4.875%

•     Interest Payment Dates:  March 7 of each year, commencing on March 7, 2012

•     Yield to Investors: 5.066%

•     Maturity: March 7, 2018

The terms of the 2022 Notes are as follows:

•     Issue: 5.875% PifCo Global Notes due 2022

•     Amount: EUR 600,000,000

•     Coupon: 5.875%

•     Interest Payment Dates:  March 7 of each year, commencing on March 7, 2012

•     Yield to Investors: 5.977%

•     Maturity: March 7, 2022

Banco Bradesco BBI S.A., Banco Santander, S.A., BB Securities Ltd., Crédit Agricole Corporate and Investment Bank, Deutsche Bank AG, London Branch, HSBC Securities (USA) Inc. are the joint lead managers for the transaction and Banca IMI S.p.A. and Mitsubishi UFJ Securities International plc are the co-managers.  Closing is expected to occur on December 9, 2011.

This press release is neither an offer to sell nor a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. PifCo and Petrobras have an effective registration statement on file with the SEC. The offering is being made only by means of a prospectus supplement and the accompanying prospectus, a copy of which may be obtained by contacting Banco Bradesco BBI S.A. collect at 1-212-888-9145, Banco Santander, S.A. collect at 44-20-7756-4380, BB Securities Ltd.

  www.petrobras.com.br/ri/english

Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

  Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ   I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

collect at 44-20-7367-5800, Crédit Agricole Corporate and Investment Bank toll-free at 1-866-807-6030, Deutsche Bank AG, London Branch toll-free at 1-800-503-4611 and HSBC Securities (USA) Inc. toll-free at 1-866-811-8049. Alternatively, the prospectus and prospectus supplement may be obtained by visiting EDGAR on the SEC Web site at http://www.sec.gov/.

Before you invest, you should read the prospectus in that registration statement and other documents Petrobras and PifCo have filed with the SEC for more complete information about the companies and the offering.

  www.petrobras.com.br/ri/english

Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

  Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ   I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 01, 2011
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.